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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                   PRESS RELEASE ISSUED ON JULY 31, 2001
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         QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                                     Form 40-F    X


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes____                                 No    X

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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K

Documents index

1.       Press Release dated July 31, 2001 (# 24/01)

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                                [GRAPHIC OMITTED]
JULY 31, 2001                                                             24/01

FOR IMMEDIATE RELEASE                                               Page 1 of 2

                 QUEBECOR WORLD (USA) INC. HAS RECEIVED CONSENTS
                    FROM ALMOST ALL HOLDERS OF EACH SERIES OF
                          ITS SENIOR SUBORDINATED NOTES
                    AND FURTHER EXTENDS CONSENT SOLICITATION
                           TO OBTAIN UNANIMOUS CONSENT

GREENWICH, CONNECTICUT - Quebecor World (USA) Inc., formerly known as World Color Press, Inc. (the "Company"), announced that at 5:00 p.m., New York City time, on Monday, July 30, 2001, it had received valid and unrevoked consents from holders of approximately 95% in aggregate principal amount of the Company's 8-3/8% Senior Subordinated Notes due 2008 and 100% in aggregate principal amount of the Company's 7-3/4% Senior Subordinated Notes due 2009 pursuant to a consent solicitation, which was launched on July 10, 2001, with respect to certain amendments (the "Amendments") to the indentures (the "Indentures") governing the Company's 8-3/8% Senior Subordinated Notes due 2008 and 7-3/4% Senior Subordinated Notes due 2009, respectively (collectively, the "Notes"). In accordance with the terms of the consent solicitation, the Irrevocability Date is Tuesday, July 24, 2001, and all valid and unrevoked consents received by the Company on or prior to Tuesday, July 24, 2001 are irrevocable; consequently, the Company has received valid and irrevocable consents from holders of at least a majority in aggregate principal amount of each series of Notes.

The Company also announced today that it has further extended the expiration date for the consent solicitation to 5:00 p.m., New York City time, on Wednesday, August 1, 2001. The purpose of this further extension is to attempt to obtain the valid consents of holders of all of the outstanding Notes to the Amendments. The Company had previously extended the expiration date (i) from 5:00 p.m., New York City time, on Tuesday, July 24, 2001, to 12 noon, New York City time, on Thursday, July 26, 2001, and (ii) from 12 noon, New York City time, on Thursday, July 26, 2001, to 5:00 p.m., New York City time, on Monday, July 30, 2001, for the same purpose.

Based on the Company's receipt of valid and irrevocable consents from holders of at least a majority in aggregate principal amount of each series of Notes, the Amendments to be adopted include (i) amendments to the restrictive covenants in each Indenture regarding financial reporting, limitations on restricted payments, merger and consolidation and sale of substantially all assets, dividends and payment restrictions, incurrence of indebtedness, limitations on liens, investments in certain subsidiaries, transactions with affiliates and limitations on other subordinated indebtedness, for the purpose of conforming such restrictive covenants substantially to analogous, but less restrictive, covenants in the indentures governing the U.S. public debt issued or guaranteed by Quebecor World Inc., (ii) the elimination of the subordination provisions of the Notes and (iii) the elimination of the subordination of the guarantee of the Notes by Quebecor World Inc.

If the Company receives the valid consents of holders of all of the outstanding Notes to the Amendments, in addition to the Amendments described above, an amendment to the covenant in each Indenture regarding limitations on asset sales (other than sales of substantially all assets) will be adopted.

Following the expiration of the consent solicitation, the Company and Quebecor Printing (USA) Holdings Inc., the sole stockholder of the Company and an indirect, wholly-owned subsidiary of Quebecor World Inc., intend to merge with and into the Company, with the Company surviving

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                                                                    Page 2 of 2

the merger, and the Company intends to adopt the applicable Amendments by the execution of supplemental indentures to the Indentures among the Company, Quebecor World Inc. and The Bank of New York, as Trustee. The Company will also pay to holders of the Notes $5.00 in cash for each $1,000 principal amount of the Notes for which a valid consent has been delivered and not revoked.

The complete terms and provisions of the consent solicitation are contained in the consent solicitation statement and accompanying materials that were mailed on Tuesday, July 10, 2001 to holders of the Notes as of the record date of 5:00 p.m., New York City time, on July 9, 2001.

Salomon Smith Barney is the exclusive Solicitation Agent for the consent solicitation and can be reached at 390 Greenwich Street, 4th floor, New York, NY 10013, Attention - Liability Management Group, or by telephone at (800) 558-3745 (toll free) or (212) 723-6106. Mellon Investor Services LLC is the Information Agent and the Tabulation Agent for the consent solicitation. Requests for assistance in completing and delivering the consent letter or requests for additional copies of the consent solicitation statement, the consent letter or other related documents should be directed to the Information Agent at 44 Wall Street, 7th Floor, New York, NY 10005 or by telephone for banks and brokers at
(917) 320-6286 and for all others at (800) 241-6711 (toll free).

Quebecor World (USA) Inc. is an indirect, wholly-owned subsidiary of Quebecor World Inc. The Company, together with the other U.S. subsidiaries of Quebecor World Inc., comprise the largest diversified commercial printer in the United States, providing digital premedia, press, binding, logistics and other value added services to customers in the commercial, direct mail, magazine, catalog, retail, book and directory markets.

Quebecor World Inc. (NYSE; TSE:IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

This press release does not constitute a solicitation of consents with respect to the Notes. The consent solicitation is made solely by the consent solicitation statement dated July 10, 2001.

This press release contains forward-looking statements based on current management expectations. Whether actual results and developments will conform to the Company's expectations is subject to a number of risks and uncertainties. Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized, or, even if substantially realized, that they will have the expected consequences to or effect on the Company or its business and operations.

The Company undertakes no obligation to update or revise publicly any forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Salomon Smith Barney                                Mellon Investor Services LLC
Liability Management Group                          Grainne McIntyre
(800) 558-3745                                      (800) 241-6711
(212) 723-6106                                      (917) 320-6286

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         QUEBECOR WORLD INC.


                         By:    /s/ Marie D. Hlavaty
                            ------------------------
                         Name:      Marie D. Hlavaty
                         Title:     Vice President, General Counsel & Secretary


Date: July 31, 2001